FILED BY EQUITY BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: LINCOLN BANCORP

EQUITY BANCSHARES, INC. COMMISSION FILE NO. 001-37624

The following is a transcript of a conference call hosted by Equity Bancshares, Inc. (“Equity”) on October 15, 2026, which discusses, among other things, the transaction with Lincoln Bancorp (“Lincoln”):

Call Participants

EXECUTIVES

Brad S. Elliott

Founder, Chairman & CEO

Chris M. Navratil

Executive VP & CFO

Luke Pfeifer

Richard M. Sems

CEO & Director

Equity Bank

ANALYSTS

Brendan Jeffrey Nosal

Hovde Group, LLC, Research Division

Brett Darren Rabatin

StoneX Financial, Inc., Research Division

Damon Paul DelMonte

Keefe, Bruyette, & Woods, Inc.,

Research Division

Jeffrey Allen Rulis

D.A. Davidson & Co., Research Division

Matthew Covington Olney

Stephens Inc., Research Division

Nathan James Race

Piper Sandler & Co., Research Division

Presentation

Operator

Hello, everyone. Thank you for joining us, and welcome to the 3rd quarter 2026 Equity Bancshares earnings call [Operator Instructions]

I will now hand the conference over to Luke Pfeifer, Director of FP&A and Investor Relations. Luke, please go ahead.

Luke Pfeifer

Welcome, everyone, and thank you for joining Equity Bancshares Third Quarter Earnings Call. A quick note before we begin. Today’s call is being recorded and is available via webcast at investor.equitybank.com, along with our earnings release and presentation materials.

Today’s presentation contains forward-looking statements, which are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those discussed. After the presentation, we’ll open the floor up for questions and discussion, a conversation we look forward to.

With that, let me turn the call over to our Chairman and CEO, Brad Elliott.

Brad S. Elliott

Founder, Chairman & CEO

Good morning, everyone, and thank you for joining us. Joining me today is Rick Sems, our bank’s CEO; and Chris Navratil, our CFO. Our third quarter shows what happens when a larger franchise starts to work together. Net income was $26.8 million or $1.29 per diluted share. Core earnings was $29 million or $1.40 per share, and our core ROTCE was 16.5%. Pretax pre-provision earnings were $36.9 million, the highest since we combined the three companies together, and our efficiency ratio was 54%.

The story of the quarter is organic loan growth. This improvement is something that we have focused on for the last several years. Loans in our legacy markets grew at an annualized rate of nearly 12%. Production was the largest in our history. And for the first time since closing the acquisition, total loan balances increased during the quarter.

Under Rick’s leadership, Mark Parman, Justin Harris, Greg Kossover, Craig Dunn and their teams have continued to make sales calls, cultivated relationships and emphasize value creation for our customers on both lending and the deposit side. The results in the quarter reflect the effort and confirm the ability of our franchise to grow the balance sheet organically.

Remaining focused on technology initiatives, finding ways to automate processes, enhancing lead generation and expanding the services our customers rely on provides opportunity to add operating leverage and enhance shareholder returns as the balance sheet grows. I continue to be excited about the emerging technology will do in our industry and what it will do in our bank as we continue to pursue all that it offers.

The funding market has tightened over the quarter as we have seen migration within both our legacy and acquired footprints. Declines are concentrated in large rate-sensitive customers, including public funds. While our retail and treasury teams continue to grow relationships, full-service relationships, which start with deposits are the focus of our teams, and that will never change.

We have strong strategies to deal with the pricing challenges that come during these cycles in our industry. Our branch network during these periods is the strength of Equity, and we are excited to operate during these periods as we think we have a competitive advantage.

Mergers create financial statement noise, but strategically adding core deposits and expanding markets to the Equity franchise is core to what we do. Execution on this strategy will provide opportunity to continue the success realized in the quarter. As you know, on September 3, we announced our agreement to merge Lincoln Bancorp, the holding company of Lincoln Savings Bank, headquartered in Reinbeck, Iowa into Equity. Lincoln has served the Iowa community since 1902 and operates 16 locations across Central and Northeast Iowa. The transaction gives us a meaningful presence in the Des Moines and Waterloo Cedar Falls area and a strong in- market deposit franchise. It is financially attractive and builds on the disciplined approach of our 15 prior transactions since 2015. Pro forma will be approximately $9.1 billion as a company. We are on track to close Lincoln in the fourth quarter and momentum is building. We anticipate Lincoln will convert on to Equity systems in the second quarter of 2027. We do not plan to close or consolidate any branches, which protects the customer relationships that makes this franchise so valuable.

Closing on time lets us capture cost savings and earnings accretion as early as possible. Lincoln brings exceptional banking talent, deep relationships and strong communities to the consolidated franchise. Under the continued leadership of their commercial and retail teams, we are excited for what this strategic combination will contribute to our growing company. I’m excited about the quarter and the trajectory of Equity Bank.

Let me turn this over to Rick at this time.

Richard M. Sems

CEO & Director

Thanks, Brad. This quarter was about organic growth and the numbers show it. Total loans grew $39 million to $5.44 billion, our first quarterly increase since the acquisitions closed. In our legacy markets, balances grew $106 million or 2.9% to $3.5 billion. That is nearly 12% annualized. Within our acquired markets, we continue to see period-over-period decline in balances, although it was slowed as production improved by 55% as our teams continue to find traction post integration into Equity’s processes.

Production across the bank reached a new high. We closed $379 million in loans at an average rate of 6.9%, up $64 million or 20% from last quarter and up $136 million or 56% from a year ago. Our legacy markets produced $279 million of that, up 11% from last quarter. Specifically, I would like to note Kansas City under the leadership of Jeff Keyes, Wichita under the leadership of Harrison Helms, Western Missouri under the leadership of Blake Moreland, Tulsa under the leadership of Ryan Morris and Western Kansas under the leadership of Levi Getz for the production and balances they were able to generate this quarter. Looking forward, our 75% weighted pipeline stands at $534 million, up 27% from last quarter, and line utilization was at 55.3%. We have hired 13 bankers year- to-date across Oklahoma City, Omaha, Lincoln, Wichita and Des Moines, and those teams are still ramping up.

Total deposits declined $136 million or 2.2% to $6.17 billion. In our legacy markets, deposits were down $102 million. Excluding public funds, which declined due to pricing pressure and seasonal payments, balances in legacy markets were effectively flat on the quarter and up 3.6% from a year ago. Average deposit balances for the period were flat. Noninterest-bearing deposits were 18.7% of total deposits, down from 20.2% in the first quarter. Rebuilding that mix and replacing brokered funding with core relationship deposits over time is a priority for our retail and treasury teams.

On accounts, our legacy markets produced 6,269 accounts in the quarter, up 22% over same quarter last year. In addition, digital active users reached almost 79,000, up 10% from a year ago. 759 business accounts were opened in the quarter, which is an area of focus with the average balance per business account growing nearly 4%. Fee income momentum continued. Treasury fees grew 4% on the quarter and 11% on the year. We are just getting started there. Continued momentum from trust and wealth and mortgage banking provided additional benefit.

On credit, the provision was $1.7 million and the allowance stands at 1.18% of loans. Net charge-offs were $2.1 million or 15 basis points annualized, up from 12 basis points last quarter. Nonperforming assets were 1% of total assets. Nonaccrual loans were $69 million. Classified assets to regulatory capital were 10.42%, down 140 basis points in the quarter. We remain comfortable with the overall credit posture of the portfolio.

On Lincoln, integration planning is well underway. Local leadership and decision-making will stay in place as we welcome their teammates, customers and communities. We now operate in seven growing metro markets, we believe the best in the Midwest. And with Lincoln, we add density in Des Moines and now enter Waterloo Cedar Falls as well as other surrounding community markets, which gives us opportunity for future growth.

I’ll now turn it over to Chris.

Chris M. Navratil

Executive VP & CFO

Thanks, Rick. Good morning. Net income for the quarter was $26.8 million or $1.29 per diluted share. Excluding M&A expenses of $1.0 million, intangible amortization of $1.8 million and securities gains, core net income was $29.0 million or $1.40 per share, in line with last quarter. Core return on average tangible common equity was 16.5%. Net interest income was $72.8 million, down $1 million from the second quarter. The periodic decline was driven by increasing costs within the deposit portfolio as well as declining yield on interest-earning assets. Total cost of deposits moved up 7 basis points on a flat average balance.

As both Brad and Rick mentioned, the market tightened for deposits as we saw the short end of the curve rise. Investment yield declined as excess discount realization from the previous quarter did not recur. Loan coupon yields declined 5 basis points. Net interest margin was 4.2%, down 16 basis points, affected by the same drivers as net interest income as well as composition dynamics. Average earning assets increased to $6.87 billion from $6.80 billion, driven by cash and securities, which were funded by expanded borrowings. The impact of the growth is, absent other changes, accretive to income and dilutive to margin. Year-to-date margin has averaged approximately 4.30%.

Looking to the fourth quarter, excluding Lincoln, we expect margin to return to the 4.25% to 4.35% range. We entered the quarter with $50 million in loan balances in excess of the average for the third quarter. The FOMC’s decision to raise interest rates in September will provide a near-term benefit as contractual earning asset balances are repriced, 14% of the loan portfolio reprices daily and 22% monthly. New production is coming on at 6.91%. The spot coupon on the loan portfolio is up 8 basis points to 6.48%, while production and repricing will continue to be accretive to the book.

On the other side of the balance sheet, as forward rate curves continue to indicate near-term rate rise, competition is expected to continue. As Rick indicated, we are committed to continue driving deposit growth and relationship expansion, but the potential for headwinds is evident.

Noninterest income was $10.8 million compared to $10.3 million of core noninterest income last quarter. That is an increase of $0.5 million and noninterest income represented 12.9% of total revenue, up from 11.2%. Debit and credit card, trust and wealth management and treasury all grew. We expect fourth quarter noninterest income, exclusive of the impact of Lincoln between $10 million and $11 million. Noninterest expense was $47.7 million. Excluding $1 million of merger costs, expenses were $46.7 million, flat with the second quarter. The efficiency ratio was 54%. We expect fourth quarter noninterest expense exclusive of the impact of Lincoln between $47 million and $48 million. Provision expense was $1.7 million and the allowance for credit losses was 1.18% of loans, effectively flat to the previous quarter. The allowance covers 7.7 years of current period annualized charge-offs. We continue to expect a provision run rate of roughly $1.5 million to $2 million per quarter, depending on loan growth and charge-off levels.

Capital remains strong. TCE closed the quarter at 9.1%, up 3 basis points in the period, and tangible book value per share was $32.30 compared to $33.45. The decline in per share value reflects a $35 million negative adjustment to AOCI as rates rose during the period. Excluding AOCI, tangible book value per share grew $1.19 or roughly 3.6%. CET1 was 12.15% and total risk-based capital was 14.94%. Capital generation was approximately $21 million for the quarter.

During the period, we announced a 22% increase in our dividend to $0.22 per share. Our repurchase plan remains in place, though it is currently paused as we work to finalize the Lincoln transaction. At close, we expect pro forma TCE to total assets of approximately 8.5% and total risk-based capital of approximately 13.4%. As Brad and Rick mentioned, the Lincoln merger is continuing to progress as anticipated. As we expect a late fourth quarter close, impact of the transaction has been excluded from our forecast figures. No changes to previously announced expectations have been identified.

I’ll turn it back to Brad for closing remarks.

Brad S. Elliott

Founder, Chairman & CEO

Thank you, Chris. Now let’s step forward and let’s talk a little bit about 2027. We ended the quarter at $7.6 billion in assets. With Lincoln, we expect to be $9.1 billion as a company.

Over the past year, we built a stronger franchise. In 2027, we plan to show what that franchise can do, and it comes down to four things: Franchise growth. Our legacy markets grew loans at nearly 12% annualized and production was a record $379 million. The Lincoln and Omaha teams, that’s Lincoln, Nebraska, we hired are building pipelines in markets we were not present in a year ago. As the transition from our recent acquisition works through the balance sheet, that growth shows up in total balances. And this quarter, we saw the first signs that we are able to grow as an organization organically. Second, Iowa. Lincoln Savings Bank contributes excellent bankers, strong communities and additional scale to pro forma balance sheet. It also positions us for further bolt-on opportunities in the state with more than 200 banks under $2 billion in assets chartered there. We convert in the second quarter of 2027. And with half the cost savings realized in the year, 2027 is where the accretion begins. Third, customers and deposits. We have 166,000 accounts, 79,000 active digital users and treasury platform that continues to gain momentum. Core relationship growth and a full treasury suite are the answers to growing new deposit relationships and fee income. And the early signs are in the numbers, as Rick shared in his comments. Fourth, efficiency. Expenses were flat in this quarter. We believe we can grow the balance sheet and deepen relationships without growing the cost structure at the same pace.

M&A has always been part of how we have built this company, and Lincoln Savings Bank is a good example of the discipline we apply. It fits our strategy. It meets our return for shareholders, and it makes Equity a better company.

We remain active, but our energy is on executing what is in front of us, organic growth, integrating Lincoln and building tangible book value for our shareholders and increasing earnings per share. Year-to-date core earnings per share are at $4.14, which puts us in a position to surpass our $5 target for 2026. That is what this team has done every year, and we plan to keep doing it, building earnings per share as we grow the company.

Thank you for joining us on the call today, and now we’re happy to take your questions at this time.

Question and Answer

Operator

[Operator Instructions] Your first question comes from the line of Jeff Rulis with D.A. Davidson.

Jeffrey Allen Rulis

D.A. Davidson & Co., Research Division

Maybe a jump off from Brad, your comments as you look into ‘27 and I guess, preliminarily, I want to think about maybe net loan growth, given the expectations, the organic side really coming on strong. And then I guess, if you kind of think about the possible runoff from Lincoln, kind of frame — I guess, this year, you’re kind of on pace for low single digit if you ex any acquisitions. How does it frame up for ‘27, either big picture or specifically?

Brad S. Elliott

Founder, Chairman & CEO

Yes. So we’ve — in some of the modeling and the numbers that we released, Jeff, we reflected some of the runoff that we expect already in Lincoln Savings Bank. If you just match the two companies together on an asset basis, it doesn’t equate to $9.1 billion. So we think we did a better job of disclosing some of that shrinkage that naturally happens as part of the merging of the companies together. So hopefully, the modeling and analytical work that’s been done on that in the industry is already better suited than we had in the last two transactions.

So we’re looking — I mean, Rick’s teams are doing a really, really good job. I feel very confident that the Oklahoma Group and the Nebraska group are on the way to growth. We have really strong production out of all the rest of our team, everyone in the company from the Board down to the line lender is all focused on doing the right thing every day. So on an organic basis, I think single digit upwards of that is something that we can definitely target in 2027.

Jeffrey Allen Rulis

D.A. Davidson & Co., Research Division

Sorry, Brad, you said is that mid-single digit or...

Brad S. Elliott

Founder, Chairman & CEO

Mid-single digit. Yes. I don’t think we’re going to get to 10%, but somewhere between 5% and 7% is something that I think we can hit as a company. with the acquisition — without the acquisition, I think we could be actually stronger than that.

Jeffrey Allen Rulis

D.A. Davidson & Co., Research Division

Okay. Appreciate it. And Brad, another one for you on the M&A side. Just wanted to see if kind of the shifting sands of maybe rate expectations as we — that new environment, do you think that, coupled with — we’ve heard kind of rumors of sort of midterm approach and any potential catalyst if there’s a shift on that front. I guess to the question, rates or midterm elections, do you think — do you see that having any preliminary impact to deal activity? Or is it kind of business as usual on that front?

Brad S. Elliott

Founder, Chairman & CEO

So most of the things that we’ve done are driven by age of ownership and age of management. And so those 2 factors still exist. And so the conversations that I already have scheduled for this quarter, the reach out that I’ve received or that we’ve made, we have four or five conversations that are active at this point in time. And so it just matters on where they go.

I do think the rising rates will put smaller banks on the sidelines again. I think their AOCI is going to go the wrong direction for them. I think that’s what’s kept them from coming to market in the past year or two. And I think it will again be exacerbated. And so I do think that there will be a slowness in consolidation based on that because they missed kind of a window of correction here the last six months to get something done. But from our standpoint, we have a lot of active conversations that are agnostic to that or don’t have AOCI real issues. So I think we have a lot of opportunity that we can pick and choose from as we go through the process. It’s not something that we need to do next year, but there are conversations that could happen next year if the numbers work together and the strategies work in the right direction.

Jeffrey Allen Rulis

D.A. Davidson & Co., Research Division

Okay. And it doesn’t sound like the political wins are anything that you’re overly concerned with or impacting conversations maybe broadly speaking?

Brad S. Elliott

Founder, Chairman & CEO

They’re not — I think if there’s a blue wave that happens on the House and the Senate side, I think some people are going to get more focused on getting something done before the White House seat comes up in two more years. So I think over the next 24 months, I think there could be a wave of activity that comes to the marketplace. How that affects Equity Bank is we’ll just be consistent on what we’re doing and how we’re doing it. We can do one or two deals a year. And so we’ll have to pick and choose what those opportunities look like for us.

Operator

Your next question comes from the line of Brendan Nosal with Hovde Group.

Brendan Jeffrey Nosal

Hovde Group, LLC, Research Division

Maybe starting off here on the net interest margin, a bit of a soft result this quarter, but you kept the outlook for the fourth quarter of this year. There’s a bunch of moving pieces in there. Can you kind of maybe decompose the magnitude of each of those drivers for next quarter? I mean you’ve got the tailwind of asset remixing and the Fed hike, but you’ve also got the headwind of rising funding costs also from the Fed. So kind of how much of each of those work as you kind of work the math on getting to your range?

Chris M. Navratil

Executive VP & CFO

Yes. So good question, Brendan. There’s a bit to unpack there. On the current period results, if you take in the excess liquidity that we allowed to carry for the period, that’s 7-ish basis points of impact to net interest margin that’s neutral to net interest income. So managing that, reduced cash, et cetera, takes care of 7 basis points of the delta.

On the changing interest rates, the Fed move adds about 10 basis points to loan yields. The increase in deposit funding has been — is heavily realized through the end of the quarter. We’re going to continue to see some migration up there, but the 10 basis points on the loan side should outpace it. So normalizing for the liquidity is 4.27%, adding the impact of the additional rate movements add a few more basis points to get you in that range of that 4.25% to 4.35%.

Brendan Jeffrey Nosal

Hovde Group, LLC, Research Division

Okay. Got it. That’s helpful. And then to the extent that we get additional rate hikes in the future, and we don’t have kind of mix considerations as well. What’s like a rough ballpark estimate of kind of what each rate hike does to your margin?

Chris M. Navratil

Executive VP & CFO

Yes, it adds between 3 and 5 basis points for every 25 basis points.

Operator

Your next question comes from the line of Matt Olney with Stephens.

Matthew Covington Olney

Stephens Inc., Research Division

On the deposit side, it sounds like the balances in the third quarter were relatively flat in the legacy markets ex those public funds that you highlighted. It sounds like you’re expecting some nice deposit growth here in the near term. Just any more color on just the incremental cost of these new deposit flows that you’re anticipating?

Chris M. Navratil

Executive VP & CFO

Yes. So I’d say a couple of things. One, we’re optimistic about continued remixing and opportunity in our noninterest-bearing and low- cost commercial and retail aspects of the business. We went through payment of taxes in April. We’ve seen continuation of a relatively lower balance. So there’s some opportunity there as we close out the year as balances grow into the end of the year that we typically see seasonally. So there’s some benefit there.

As you think about a new incremental deposit to the extent you’re pulling it from, call it, special or a public fund opportunity or something that’s actively bid, you’re seeing it up at the top end of what you would think a short-term interest rate is. But that’s most of where Rick’s time is spent, most of where his team’s time is spent is on the customer relationship, the development of those customers that aren’t as rate sensitive and are focused on the broad relationship aspect. So that’s where our time and efforts are. But where we have to go get funding kind of at market, it’s more aligned with brokered funding and those kind of costs.

Brad S. Elliott

Founder, Chairman & CEO

We always have a huge, large percentage inflow of deposits in the fourth quarter because I don’t remember the number of municipalities, but it’s somewhere between 50 and 100 municipalities that we bank across our system that have tax revenues that come in, in the fourth quarter. So we always see a nice flow of deposits into those accounts because we have their operating accounts.

Richard M. Sems

CEO & Director

And Matt, I would add sort of strategically and down to the tactical level, one of the things that we’ve been doing is we’re actually on accounts kind of sort of year-over-year same stores, we’re about 20% up in the quarter, third quarter for the number of accounts. So our teams are really driving those accounts. We’ve also implemented a few tools that allows them to be more proactive in identifying additional business that customers have with other banks. And so we’re actively seeking that.

So those things take a little time on it, but those are some of the tactical things we’re doing that we — why we’re optimistic. Obviously, we’ve seen that in the legacy markets with the growth of loans, and we’re doing more of that now on the side of deposits. And so we’re positive on that.

Matthew Covington Olney

Stephens Inc., Research Division

Okay. That’s all great color. I appreciate that. And then I guess, shifting over towards the credit side. Curious what you’re seeing this quarter. It looks like charge-offs were a little bit heavier, but any cleanup commentary there? And then just taking a step back with high rate expectations from here into ‘27, I’m curious what the credit team is focused on at this point.

Richard M. Sems

CEO & Director

Yes. I don’t think we’re — I mean, we’re still optimistic with our credit. We’re obviously seeing positive results from most of our commercial customers. And we cleaned up a lot of stuff in the classified had positive resolutions along those lines. So we’re — obviously, the consumer is being a little bit impacted. You see that sort of in some of their deposit base is a little stress in that with — from a cost perspective. But that said, we’re not — we don’t have a lot. That’s not a big piece of our portfolio. And we haven’t seen that fully move through to commercial. So we’re still very positive on the credit side at this point.

Brad S. Elliott

Founder, Chairman & CEO

It seems like that the commercial business is making money, and we see that because the average balance of our commercial account is actually up. So the average commercial customer is stronger, where our consumer customer average balance is down about $1,000 on average per account. So you can see that coming through in those two ways.

Operator

Your next question comes from the line of Nathan Race with Piper Sandler.

Nathan James Race

Piper Sandler & Co., Research Division

Just curious, maybe, Rick, if you can just comment on what you’re seeing from a competitive pricing perspective on new loan production. Obviously, record production in the quarter. It sounds like the pipeline is pretty strong. But just curious as you guys kind of expanded your teams in some larger markets, whether it’s Oklahoma City or Omaha, if we’re seeing some degradation in terms of kind of what you’re getting on new loan pricing kind of relative to what you guys have been able to garner historically in some of the less competitive rural markets that you’ve operated in historically?

Richard M. Sems

CEO & Director

Yes, sure. So one thing I’d note again is our average yield on production this quarter was 6.91%. So it’s accretive to what we’ve got on our full portfolio. And I would — the answer is it depends on the market. So there are a couple of our markets that are more competitive on there, and we’ve got to get a little skinnier in those transactions. But we’ve got — we’re still holding our line on in most markets to make sure that we’re recovering an ROE. We run an ROE model and we recover that. So we’ve seen some competitive craziness in a few of our markets. But in the most — at this point in time, we’re actually — and I think that’s part of why you’re seeing the pipeline grow is that we’re in pretty good shape at this point in time.

Nathan James Race

Piper Sandler & Co., Research Division

Okay. Great. That’s helpful. And then just as we think about kind of excess capital management priorities in the next year, I imagine you’re probably going to be in a kind of digestive phase with Lincoln at least in the next quarter or two. But as you kind of just think about kind of returning excess capital to shareholders into ‘27, can you just maybe, Brad, comment on the buyback appetite given where the stock trades today and kind of any other capital initiatives you’re contemplating? Obviously saw the dividend hike here in 3Q as well.

Brad S. Elliott

Founder, Chairman & CEO

Yes. So as everyone knows, when there’s a filing with the SEC, companies are blocked out from repurchasing or trading in their shares. So we aren’t active at this point buying back our shares just because of the lockout that comes with the S-4 on file. But we’ll continue to be active in that. We have a Board approval to continue to be active in that to have $1 million or 1 million shares outstanding authorization. So that’s one way we’ll return capital. And then I think we have plenty of ways to deploy capital through acquisition and organic growth.

Nathan James Race

Piper Sandler & Co., Research Division

Okay. And then just maybe one last one for Chris. Obviously, it’s going to be a bit noisy expense-wise next year, but just kind of any thoughts around the kind of legacy expense growth run rate that we expect from the Equity franchise. And within that context, curious to what degree some of the AI initiatives and other technology items that are laid out in the slide deck and kind of limit expense growth to some degree next year.

Brad S. Elliott

Founder, Chairman & CEO

Can you summarize that question again for us?

Nathan James Race

Piper Sandler & Co., Research Division

Yes. Just trying to think about the legacy operating expense growth run rate from the legacy Equity franchise into next year and to what degree some of the technology initiatives and the AI implementations laid on the slide deck can maybe limit expense growth to some degree to 2027?

Chris M. Navratil

Executive VP & CFO

Yes Nate. I’ll say around that, just generally speaking, we’re in the process of budgeting and outlook expectations. So more formality to come around this as we move forward. But off the top, our expectation is that these initiatives over time allow us to grow the balance sheet without growing the expense rate at the same clip.

So as we look to next year, as you look at NIE to average assets and you look at efficiency ratio, our goal and expectation is that on a legacy basis, that’s coming down. Some of that comes with asset growth, a lot of it comes with control of costs, specific initiatives for how technology moves the needle there are coming together, but I don’t have clear line of sight today to give you kind of the specifics. But I can tell you we’re focused on it. We’re motivated by it. And we do see that there is positive leverage to be attained there. We just don’t have it to a number that I want to stand on today and say it’s definitively this?

Brad S. Elliott

Founder, Chairman & CEO

We spent the last two days with a team going through some account verification and loan verification processes that are meaningful moves. If we — when we get those implemented. Chris’ point is this stuff will trickle in, you’ll see it come in through the balance sheet. It’s not going to be a huge announcement that we’re implementing this wonderful software, and it’s going to eliminate 4% of our efficiency ratio. That’s not how these things are going to be implemented. They’re going to be implemented as we — as the companies all in the industry are able to implement these things and through growth and through shrinkage of turnover, you’ll see these things optimize fairly quickly. And we’re already seeing it today, but it’s not going to happen in stair steps. It’s going to happen in a gradual line.

Operator

Your next question comes from the line of Damon DelMonte with KBW.

Damon Paul DelMonte

Keefe, Bruyette, & Woods, Inc., Research Division

Just to kind of follow up on the expense commentary. Chris, just wondering if you kind of had a ballpark of kind of where first quarter ‘27 would start on a combined basis with Lincoln and then kind of a cadence over the coming quarters throughout the year?

Chris M. Navratil

Executive VP & CFO

Yes. The — what I’ll say on noninterest expense and really the culmination of what is Lincoln is the expectation on the EPS side continues to be the $0.27. But as we have moving pieces into closing that transaction and understand the dynamic of some various pieces we’ve talked about, I don’t want to specifically say, hey, it’s going to be noninterest expense or it’s going to be NII or some other component. We’re fully confident that we’ll get the $0.27. It’s where it comes from.

So, Damon, on that one, I just — we’ll provide more explicit guidance as we get closer and close that transaction. But for now, specific line items aren’t the way to look at it.

Damon Paul DelMonte

Keefe, Bruyette, & Woods, Inc., Research Division

Okay. Fair enough. And then I think Brad mentioned that pro forma, you guys are $9.1 billion, always having ongoing discussions with potential suitors for M&A. At this point, is there anything that would hold you back from going over $10 billion in 2027 if you were to find a couple of deals? Like do you feel you made the necessary investments in the infrastructure side of things from risk management and compliance and things of that nature to go over whenever that time comes? Or do you feel you need to continue to do work in that regard?

Brad S. Elliott

Founder, Chairman & CEO

No. We’ve made a lot of progress over the last three years. We’ve been very focused on that. We have a very specific operating plan on how to get to that number. Rick honestly did a good job of bringing in a couple of federal Reserve Bank risk employees that were on furlough at the time that helped us write that plan over a 90-day period. We’ve been operating off of that plan. And so our Chief Risk Officer, we hired 18 months ago, I believe, approximately, has done a great job with his team and building out the processes. So I feel very confident with where we sit today that if a transaction took us over tomorrow, we’d be ready to meet those challenges.

Operator

Your next call comes from the line of Brett Rabatin with StoneX Group.

Brett Darren Rabatin

StoneX Financial, Inc., Research Division

I wanted to go back to the margin and just assuming that Lincoln closes, let’s say, early December, just wanted to see if you guys could give some thoughts on the margin impact from Lincoln in 4Q aside from the stand-alone operation.

Chris M. Navratil

Executive VP & CFO

Yes. The impact to Lincoln as currently modeled, and again, Brett, I’ll caveat this with the moving pieces of what is the closing of Lincoln and the composition of both balance sheet and income streams is a little bit in flux, but the impact to — of Lincoln on the run rate margin is 8 to 10 basis points down. So as you think about that on a single month out of three, you’re looking at 2 to 3 basis points of degradation based on, call it, a December 1 close.

Brett Darren Rabatin

StoneX Financial, Inc., Research Division

Okay. Yes, that’s kind of what I was looking at. Okay. And then just — I know you don’t want to give margin guidance for ‘27, and there’s a lot of variables that are in play, so to speak, but there’s some definite tailwinds on the loan side with the origination rates and loan repricing and higher rates. But my question is, is there a risk that the margin relative to 4Q would see some additional pressure in ‘27 just from funding new growth, i.e., new production on the balance sheet is at a lower margin than the existing one, which is obviously better than most peers.

Chris M. Navratil

Executive VP & CFO

Yes. I think I’ll say two things there. One, 4.36% margin in Q2, 4.20% today, all numbers that we’re really proud of and as an industry are hard to retain. So maintaining and growing margin from here is going to be, to your point, Brett, tough. But we’re focused on how can we control for credit risk challenges to the balance sheet while also growing NII over time. So we don’t want to take high-risk investments. We don’t want to play capital poorly. But where we can grow the balance sheet, drive NII increase, even if it’s at a slight detriment to overall margin, we’re okay with it because we want to get EPS and we want to get tangible book value growth for our shareholders, and that’s what’s driving us at this point. So yes, there could be some compression there based on incremental growth, but it’s expansive to NII.

Brett Darren Rabatin

StoneX Financial, Inc., Research Division

Okay. Yes, perfect answer there. And then the last one, if I could, just around M&A. Brad, this is a question for Brad. Your first response around M&A kind of led me to question, you’ve obviously been an M&A-focused institution doing a deal every quarter or 2 or 3, and you’ve built out the geography quite a bit in the past few years. Do you think there’s a shift to, hey, we’re an organic story now and maybe we’re less interested in M&A? Or Brad, just any thoughts on what you see as the tools to double your franchise, as you say, in every five to seven years from here? Can that be more organic than it is M&A?

Brad S. Elliott

Founder, Chairman & CEO

Yes. I think we actually traditionally have been good at organic. We actually are good at organic today. And as Rick has helped bring some clarity to that, we’re doing a really good job in our core markets of originations. I think we have a lot of room for that growth. I’m most excited about this year. The number of checking accounts we have grown in our same-stores legacy markets is exceptional. Jonathan Roop and that retail team have done an amazing job of growing those number of checking accounts, and I think we can just improve on that every year. So I think there is an organic story in our picture.

We don’t need to do another M&A transaction to be meaningful and relevant. So we’re always — this the LSB transaction came up because Iowa has been on our list of places we wanted to be for the last four or five years. And its footprint is so similar to everything else we operate at Equity Bank that it fits strategically so well. I think the combined company is going to be much better than the two companies separated. And so if we have other opportunities that look like that, we’re going to jump on them, but it’s only going to be in the footprint that we’re currently in.

Operator

There are no further questions at this time. This concludes today’s call. Thank you for attending, and you may now disconnect you line.

Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and are intended to be covered by the safe harbor provisions provided by the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about the Company’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond the Company’s control. Accordingly, the Company cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the Company’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses; and similar variables. The foregoing list of factors is not exhaustive. In addition, the following factors, among others, related to the transaction between the Company and Lincoln could cause actual outcomes and results to differ materially from forward-looking statements or historical performance: the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where companies do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; Lincoln and the Company’s ability to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction; the failure to obtain the necessary approvals by the shareholders of Lincoln; the failure to satisfy other conditions to completion of the proposed merger, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the completion of the transaction; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination could have an adverse effect the parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the combination may be more difficult, time-consuming or expensive than anticipated; and other factors that may affect future results of the Company.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2026, as amended, and any updates to those risk factors set forth in the Company’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, actual results may differ materially from what the Company anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and the Company does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, the Company cannot assess the impact of each factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this Form 8-K are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that the Company or persons acting on the Company’s behalf may issue.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 to register the shares of the Company’s Class A common stock to be issued to the shareholders of Lincoln. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Lincoln seeking their approval of the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, LINCOLN AND THE PROPOSED TRANSACTION. The documents filed by the Company with the SEC may be obtained free of charge at the Company’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from the Company upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.